
03028259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
AUG 0 1 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

National Grid Transco plc
Exact Name of registrant as specified in charter

0001004315
Registrant CIK Number

Form U-1
Electronic report, schedule or registration statement of which the document are a part (give period of report)

70-9849
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2003

National Grid Transco plc

By: [signature]
Fiona Smith
Group General Counsel

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

Exhibit Index

Exhibit

N-4 Chart of the Registered Holding Company Corporate Structure.

Exhibit N-4

Registered Holding Company Corporate Structure Post-Acquisition of New England Electric System



National Grid Group plc
(RHC)
National Grid
(US) Holdings Ltd
(RHC)
National Grid
Holdings Ltd
(FUCO)
National Grid
(US) Investments
(RHC)
National Grid
Company
(UK Utility)
National Grid
(Ireland) 1 Ltd.
(RHC)
National Grid
(Ireland) 2 Ltd.
(RHC)
National Grid
General Partnership
(RHC)
National Grid
USA
(RHC)
US Utility Group

DC236098

Registered Holding Company Corporate Structure Post-Acquisition of Niagara Mohawk Holdings, Inc. and Lattice Group plc



National Grid Transco plc[1] (RHC)
National Grid (US) Holdings Ltd (RHC)
National Grid Holdings One plc[2] (RHC)
Lattice Group plc (FUCO)
National Grid (US) Investments 4 (RHC)
National Grid Holdings Ltd. (FUCO)
National Grid (US) Partner 1 Ltd. (RHC)
National Grid (US) Partner 2 Ltd. (RHC)
National Grid (US) Investments (RHC)
National Grid (Ireland) 1 Ltd (RHC)
National Grid Company (UK Utility)
National Grid (Ireland) 2 Ltd. (RHC)
National Grid General Partnership (RHC)
National Grid Holdings Inc. (RHC)
National Grid Nine Ltd.
National Grid USA (RHC)
US Utility Group
To be de-registered.

1 National Grid Transco plc was named National Grid Group plc prior to the acquisition of Lattice Group plc.

2 National Grid Holdings One plc was named National Grid Group plc prior to the acquisition of Niagara Mohawk Holdings, Inc.

DC236098